

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2008

Mr. Kelvin Claney
Chief Executive Officer
International Commercial Television, Inc.
299 Madison Avenue N.
Suite C
Bainbridge Island, WA 98110

Re: International Commercial Television, Inc.
Item 4.02 Form 8-K
Filed October 31, 2008
File No. 0-49638

Dear Mr. Claney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 31, 2008

1. Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon and specifically identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

2. Please disclose, to the extent known, the effect of the errors described in the second paragraph on revenues for the fourth quarter of 2007 and second quarter of 2008. Please also provide a more detailed description of the nature of the "issues" related to return recognition and customer bad debts in the third paragraph. In addition, please disclose, to the extent known, the estimated effect of the errors on net income for each period. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

3. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing. Refer to Item 4.02(a)(3) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant